SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                  SCHEDULE 13D/A

         Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 2)*

                          THE NETWORK CONNECTION, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock par value $.001 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    64120Q103
                                 --------------
                                 (CUSIP Number)

                            Richard P. Jaffe, Esquire
                   Mesirov Gelman Jaffe Cramer & Jamieson, LLP
                               1735 Market Street
                             Philadelphia, Pa 19103
                                 (215) 994-1037
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

            August 24, 1999, September 17, 1999 and December 27, 1999
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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     * The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 64120Q103                                           PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Global Technologies, Ltd.
    IRS ID No. 86-0970492
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                  7  SOLE VOTING POWER
                     23,437,903
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       23,437,903
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    23,437,903
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 64120Q103                                           PAGE 3 OF 6 PAGES
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ITEM 1. SECURITY AND ISSUER

        Common Stock, par value $.001 per share, of The Network Connection, Inc. (the "Company"), 222 N. 44th Street, Phoenix, AZ 85034.

ITEM 2. IDENTITY AND BACKGROUND

        Name: Global Technologies, Ltd. ("GTL"), the successor by merger to Interactive Flight Technologies, Inc. ("IFT")

        State of Incorporation: Delaware

        Principal Business: Interactive electronic entertainment devices, and holding company

        Address of Principal Business and Principal Office: 1811 Chestnut Street, Suite 120, Philadelphia, PA 19103

        Prior Criminal Convictions or Proceedings: None

        Prior Civil (Securities) Convictions or Proceedings: None

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION:

        On August 24, 1999, the Board of Directors of IFT, the corporate predecessor of GTL, approved the conversion into Company Common Stock of the balance due under the Secured Promissory Note dated January 26, 1999, as amended (the "Secured Promissory Note"). The Board also approved the conversion of the Series C 8% Convertible Preferred Stock of the Company (the "Series C Stock") held by IFT into Company Common Stock. Such conversions, to the extent they exceeded approximately one million shares of the Company's Common Stock on August 24, 1999, was contingent upon receiving approval by the Company's shareholders to increase the authorized share capital of the Company. Such increase was approved by the shareholders of the Company on September 17, 1999.

        The principal amount and accrued interest due under the Secured Promissory Note was convertible either into Common Stock, or into shares of Series C Stock. GTL chose to convert such principal amount and accrued interest directly into Company Common Stock. Pursuant to the terms of the Secured Promissory Note, the number of shares of Company Common Stock to be issued was calculated as if the amount due had first been converted to Series C Stock (calculated without regard to any insufficiency of authorized shares of Series C Stock) and such resulting shares of Series C Stock, had, in turn, immediately been converted to Common Stock at a conversion price per share equal to the lowest of (a) $1.50, (b) 66.67% of the Average Price (as hereafter defined), (c) the price per share at which the Company, after the date of the Seventh Allonge to the Secured Promissory Note, issued and sold

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CUSIP NO. 64120Q103                                           PAGE 4 OF 6 PAGES
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        any Company  Common  Stock,  or (d) where  coupled with the right of the purchaser(s) thereof to demand that the Company register under the Securities Act of 1933 any Company Common Stock (not theretofore registered) for which any warrants or options may be exercised or any convertible, exchangeable or exercisable securities may be converted exercised or exchanged, (i) the exercise price of any such warrants or options issued by the Company after the date of such Seventh Allonge, or
        (ii) the conversion rate, exchange rate or exercise price, respectively, of any such convertible, exchangeable or exercisable security issued by the Company after the date of such Seventh Allonge, except for stock option agreements or stock incentive agreements issued pursuant to employee benefit plans. For purposes of the Secured Promissory Note, the term "Average Price" per share of Company Common Stock meant the average of the closing bid prices as reported on the Nasdaq Stock Market (or if not then traded on such market, on such exchange or quotation system where such shares are then traded) for the lowest five of the twenty trading days immediately preceding the Conversion Date. Under the Secured Promissory Note the conversion was effective on the date the Company received the notice of conversion.

        Based upon this formula, the conversion rate of the Series C Stock into Common Stock of the Company was $.92533 per share of Common Stock.

        The aggregate amount due under the Secured Promissory Note, including principal and accrued interest, totaled $4,445,381. Accordingly, the Secured Promissory Note was convertible into 4,802,377 shares of Company Common Stock.

        The 800 shares of Series C Stock, together with accrued but unpaid dividends thereon, were convertible into 886,140 shares of Company Common Stock under the same formula.

        All of such conversion shares were issued by the Company on December 27, 1999.

ITEM 4. PURPOSE OF TRANSACTION:

        IFT's purpose in engaging in this transaction was to increase IFT's equity interest in the Company and to reduce the Company's debt to equity ratio.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

        (a) the following table sets forth the aggregate number and percentage of outstanding shares of the Company's Common Stock beneficially owned by the undersigned as of the date of this report:

           Number of Shares                    Percentage of Outstanding Shares
           ----------------                    --------------------------------
             23,437,903                                       80.9%

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CUSIP NO. 64120Q103                                           PAGE 5 OF 6 PAGES
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        In addition to the right to receive  Company  Common  Stock based on the conversion of the Secured Promissory Note and the Series C Stock as referred to above, GTL also owns 2,495,400 Shares of the Company's Series D Preferred Stock, which is convertible into 15,097,170 shares of the Company's Common Stock, and 1,500 shares of the Company's Series B Preferred Stock, which is convertible into 1,176,471 shares of the Company's Common Stock (as of December 27, 1999). Upon the conversion of all of the Series D Shares and all of the Series B Shares, GTL would be the beneficial owner of 23,437,903 shares of the Company's Common Stock, or 80.9% of what would be the then outstanding Common Stock of the Company.

        (b) Voting Power and Dispositive Power

            Sole Power to Vote:       23,437,903
            Shared Power to Vote:     0
            Sole Power to Dispose:    23,437,903
            Shared Power to Dispose:  0

        In addition to the right to receive Company Common Stock based on the conversion of the Secured Promissory Note and the Series C Stock as referred to above, GTL also owns 2,495,400 Shares of the Company's Series D Preferred Stock, which is convertible into 15,097,170 shares of the Company's Common Stock, and 1,500 shares of the Company's Series B Preferred Stock, which is convertible into 1,176,471 shares of the Company's Common Stock (as of December 27, 1999). Upon the conversion of all of the Series D Shares and all of the Series B Shares, GTL would be the beneficial owner of 23,437,903 shares of the Company's Common Stock, or 80.9% of what would be the then outstanding Common Stock of the Company.

        (c) the Following Table Reflects GTL's Transactions in the Company's Stock in the Past 60 Days:

        None other than as described in this Schedule 13D

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBIT:

        Amended and Restated Seventh Allonge to Secured Promissory Note dated as of August 24, 1999.

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CUSIP NO. 64120Q103                                           PAGE 6 OF 6 PAGES
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 2000            GLOBAL TECHNOLOGIES, LTD.


                                     By: /s/ James W. Fox
                                         ---------------------------------------
                                         James W. Fox